Exhibit 1

SPECIAL GENERAL MEETING OF SHAREHOLDERS
To be held on September 8, 2004

NOTICE AND PROXY STATEMENT
     This Notice and Proxy Statement (the “Proxy Statement”) is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of PowerDsine Ltd. in connection with a Special General Meeting of Shareholders of the Company to be held at the Company’s offices located at 1 HaNagar Street, Neve Ne’eman Industrial Zone, Hod Hasharon 45421, Israel on September 8, 2004, at 1:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Special General Meeting” or the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “PowerDsine”, the “Company”, “we”, and “our” refer to PowerDsine Ltd.

At the Meeting, the following resolutions will be proposed for adoption by the Shareholders:
1.	To elect Dr. Michael Anghel and Ms. Dana Gross as external directors of the Company.
2.	To approve the cash compensation of the external directors of the Company.
3.	To approve the grant to directors of the Company of options to purchase Ordinary Shares.
     This meeting is being held in order to comply with Israeli law, which requires that a shareholders’ meeting be held within 90 days of completion of the Company’s initial public offering to elect external directors.

Shareholders Entitled to Vote Only Shareholders of record of Ordinary Shares at the close of business on August 4, 2004 (the “Record Date”) are entitled to notice of and to vote at the Meeting.

On the Record Date, the Company had 18,619,140 issued and outstanding Ordinary Shares. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

Proxies

     Shareholders may vote their shares at the Meeting whether or not they attend by appointing “proxies” to vote on their behalf. A Shareholder may appoint a proxy by delivering an appointment of a proxy to the Company prior to the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by voting in person at the Meeting.

     We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

     We expect to mail the Proxy Statement to shareholders on or about August 11, 2004. PowerDsine will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Ordinary Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Quorum

     The quorum required for the Meeting consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third (1/3) of the voting rights of the issued share capital of the Company. In the event that there is a lack of quorum within one half hour of the time set for holding the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place, or to such other time and place as the Company’s board of directors may determine and notify the shareholders entitled to receive such a notice of such determination.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

I.	PROPOSAL ONE: Election of External Directors
     We are subject to the Israeli Companies Law (the “Companies Law”). Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors. The external directors must be appointed by a special meeting of our shareholders held within three months of the date we first became a public company. In addition, each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee must include all the external directors.

     A person may not serve as an external director if, at the date of the person’s appointment, the person, or his or her relatives, partners, employers or entities under the person’s control, have or within the prior two years had any affiliation with us, with any entity that on the date of the Meeting is controlling us or with any entity that at the date of appointment or within the prior two years was controlled by us or under common control with us. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director for a period of no more than three months during which we first offered our shares to the public.

     A person may not serve as an external director if that person’s position or other business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time any external director is appointed, all members of the board are the same gender, then the external director to be appointed must be of the other gender.

The Companies Law requires that external directors be elected by either:
	•	the majority of shares voted for the election includes at least one-third (1/3) of the shares of non-controlling shareholders voted at the meeting; or
	•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights of the Company.
     The Companies Law provides for an initial three-year term for an external director which may be extended for one additional three-year term. External directors may be removed only by the same special majority required for their election or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If we have fewer than two external directors, our board of directors is required under the Companies Law to call a shareholders meeting to appoint a new external director.

Assuming that we maintain our status as a foreign private issuer, recently adopted Nasdaq National Market rules specify that our board of directors must contain a majority of independent directors by July 31, 2005. We intend that the persons nominated as external directors, together with certain directors already holding office, will enable us, immediately following the Meeting, to satisfy the majority-independence requirements under the Nasdaq National Market listing requirements.

     Other than the external directors, our directors are elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. The directors of only one class are elected at each annual meeting, so that the regular term of only one class of directors expires annually. At our annual general meeting to be held in 2005, the term of the first class, consisting of Glen I.A. Schwaber and Philip P. Trahanas, will expire, and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2006, the term of the second class, consisting of R. William Burgess, Jr. and Kenneth Levy, will expire and the directors elected at that meeting will be elected for three-year terms. At our annual general meeting to be held in 2007, the term of the third class, consisting of Igal Rotem, will expire and the directors elected at that meeting will be elected for three-year terms.

     At the Special General Meeting, it is proposed that the election of Dr. Michael Anghel and Ms. Dana Gross as external directors be considered and voted upon. Their terms would be for three years, expiring on September 8, 2007.

     Michael Anghel, 64, is the Chief Executive Officer of Discount Capital Markets Ltd. He has previously served on the board of several public companies, including DIC Investment Corporation Ltd., Elbit Systems Ltd., Elron Electronic Industries Ltd., Elscint Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., Orbotech Ltd., as well as other operating companies and financial institutions. Dr. Anghel was a director of PowerDsine from March 2004 to May 2004 during which time he served on the Audit Committee. In 2000, Dr. Anghel founded CAP Ventures Ltd., an operating venture capital company focusing on communications and information technology. Formerly, Dr. Anghel was a member of the faculty of the Graduate School of Business at the Tel-Aviv University and founded their Executive Program. Dr. Anghel holds a Ph.D. and an M.B.A. from Columbia University and a B.A. in Economics and Political Science from Hebrew University.

     Dana Gross, 37, has served as the Chief Marketing Officer of M-Systems Flash Disk Pioneers Ltd. (NASDAQ: FLSH) since July 2002, and as a director of M-Systems since September 2000. Ms. Gross joined M-Systems in July 1992 as Vice President of Operations. She was promoted to Chief Financial Officer in 1994, to President of the U.S. subsidiary of M-Systems in 1995, to Executive Vice President of Business Development in 1997, to Vice President of Worldwide Sales in 1998 and to Executive Vice President of its DiskOnChip business unit in 2000. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Resolution

At the meeting, it is proposed that the following resolution be adopted:

     “Resolved, that Dr. Michael Anghel and Ms. Dana Gross be elected as external directors of the Company.”

II.    PROPOSAL TWO: Cash Compensation Of External Directors

     External directors may be compensated only in accordance with regulations adopted under the Companies Law. The regulations provide three alternatives for cash compensation to external directors: (1) a fixed amount determined by the regulations, (2) an amount within a range set in the regulations, or (3) an amount that is between the lowest compensation paid to any other director and the average compensation to other directors who are not controlling shareholders of the Company or employees or service providers of the Company or its affiliates.

     Cash compensation at the fixed amount determined by the regulations does not require shareholder approval. Compensation determined in any other manner requires the approval of the Company’s audit committee, board of directors and shareholders. The external directors are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with their service to the company, other than in the form of securities of the Company.

     Compensation of external directors must be determined prior to their consent to serve as an external director.

     The Company’s Audit Committee, Compensation Committee and Board of Directors were advised regarding the Israeli law requirements for the compensation of external directors. The Committees considered market practices in Israel with respect to compensation for external directors for Israeli companies whose shares are traded in the United States, as well as the scope of service required, the responsibilities and liabilities involved, the need to attract and retain highly-qualified candidates and other relevant factors. Following the approval of the Audit Committee, the Compensation Committee and the Board of Directors, it is proposed that shareholders approve that the compensation to be paid to external directors be $5,900 per year and $300 per meeting attended. Pursuant to regulations adopted under the Companies Law, per meeting compensation is payable for each meeting of the Board or a committee of the Board actually attended by the external director. Attendance by telephone entitles the external director to 60% of the amount, and a written consent entitles the external director to 50% of the amount.

Resolution

     It is proposed that the following resolution be adopted at the Meeting:

     “Resolved, to approve the compensation to be paid to the Company’s external directors of $5,900 per year and $300 per meeting attended.”

III.    PROPOSAL THREE: Grant Of Options To Directors

     A company may issue shares or options to an external director under Israeli law on the average terms granted to directors who are not either controlling shareholders of the company, employees or persons who render services on an ongoing basis to the company, its affiliates or controlling shareholders. Any grant of options to directors requires the approval of the company’s audit committee, board of directors and shareholders.

     Following the approval of the Company’s Audit Committee, Compensation Committee and Board of Directors, it is proposed that shareholders approve the following plan to grant options to directors. PowerDsine will grant options to purchase 50,000 Ordinary Shares (the “Initial Grant”), each with an exercise price per Ordinary Share equal to the closing price of the Ordinary Shares on the date of the Meeting, to each external director and to each director currently in office other than Kenneth Levy, the Chairman of the Board of Directors, and Igal Rotem, the Chief Executive Officer of the Company.

     Directors who join the Board of Directors in the future, other than directors who also are employees of the Company, will automatically be entitled to an Initial Grant on the date they are elected to the Board of Directors at the then market price of our Ordinary Shares. On the first date immediately following the last vesting date of the Initial Grant and on the anniversary of such date every year thereafter, each director then in office, other than directors who also are employees of the Company, will also be entitled to receive an annual grant of options to purchase 10,000 Ordinary Shares (the “Annual Grant”), with an exercise price per Ordinary Share equal to the closing price of Ordinary Shares on the Nasdaq National Market or such other exchange on which the Company’s Ordinary Shares are then listed on the applicable grant date. If Mr. Levy is then serving on the Board of Directors, he will be entitled to receive the Annual Grant commencing in September 2007. Options granted as part of the Initial Grant and the Additional Grant will vest in four equal tranches on the first, second, third and fourth anniversaries of the date of such grant. All options shall expire on the 10 year anniversary of the grant date. In connection with the approval of this plan, the number of options available in the Company’s option pool will be increased by 250,000.

     It is proposed that the following resolutions be adopted at the Meeting:

     “Resolved, to approve the grant of options to purchase 50,000 Ordinary Shares of PowerDsine (the “Initial Grant”) to each external director and to each director currently in office other than Kenneth Levy, the Chairman of the Board, and Igal Rotem, our Chief Executive Officer. The exercise price per Ordinary Share for the options in the Initial Grant will be equal to the closing price of the Ordinary Shares on the date of the Meeting; and further

     Resolved, that Directors who join the Board in the future, other than directors who also are employees of the Company, will automatically be entitled to an Initial Grant at the then market price of our Ordinary Shares on the date they are elected to the Board; and further

     Resolved, that on the date immediately following the last vesting date of the Initial Grant, and on the anniversary of such date every year thereafter, each director then in office, other than directors who also are employees of the Company, shall be entitled to receive an annual grant of options to purchase 10,000 Ordinary Shares (the “Annual Grant”), with an exercise price per Ordinary Share equal to the closing price of the Ordinary Shares on the applicable grant date. Mr. Levy, if he is still serving on the Board on Directors, shall be entitled to receive the Annual Grant commencing in September 2007; and further

     Resolved, that all options will expire on the 10 year anniversary of the grant date and that options in the Initial Grant and the Additional Grant will vest in four equal tranches on the first, second, third and fourth anniversaries of the date of such grant; and further

     Resolved, that the number of options available in the Company’s option pool be increased by 250,000.”

IV. ADDITIONAL INFORMATION

Directors, Executive Officers and Principal Shareholders
	Number of Ordinary	Percentage of
Principal Shareholders	Shares Beneficially	Ordinary Shares
Name	Owned	Outstanding

Investment entities affiliated with General Atlantic
Partners(1)	4,685,199	25.2%
ABS Ventures VIII, L.P.(2)	2,111,224	11.3
Investment entities affiliated with Federated
Investors, Inc.(3)	1,099,611	6.1
Entities affiliated with Jerusalem Venture Partners(4)	1,084,067	5.8
Igal Rotem(5)	832,500	4.4
Ilan Atias(6)	832,500	4.4
Kenneth Levy	*	*
Richard Bauer	*	*
Gershon “Geri” Katz	*	*
Ronen Heldman	*	*
David Pincu	*	*
Asaf Silberstein	*	*
Sharon Ekstein	*	*
David Goren	*	*
Philip P. Trahanas(7)	4,685,199	25.2
R. William Burgess, Jr.(8)	2,111,224	11.3
Glen Schwaber(9)	1,084,067	5.8

_________________________
* Represents less than one percent.

1	.	Consists of 1,754,925 Ordinary Shares held by General Atlantic Partners 78, L.P. (“GAP LP”),1,415,795 Ordinary Shares held by General Atlantic Partners (Bermuda), L.P. (“GAP Bermuda”),1,148,944 Ordinary Shares held by GAP-W International, L.P. (“GAP-W International”), 58,569 Ordinary Shares held by GapStar, LLC (“GapStar”), 4,861 Ordinary Shares held by GAPCOGmbH & Co. KG (“GAPCO KG”), 235,728 Ordinary Shares held by GAP Coinvestments III,

LLC (“GAPCO III”), 66,377 Ordinary Shares held by GAP Coinvestments IV, LLC (“GAPCO IV”). General Atlantic Partners, LLC (“GAP LLC”) is the general partner of GAP LP and the sole member of GapStar. GAP (Bermuda) Limited (“GAP Bermuda GenPar”) is the general partner of GAP Bermuda and GAP-W International. GAPCO Management GmbH (“GAPCO Management”) is the general partner of GAPCO KG. The Managing Members of GAP LLC are the senior executive officers and directors of GAP Bermuda GenPar. The Managing Members of GAPCO III and GAPCO IV are Managing Members of GAP LLC. In addition, the Managing Members of GAP LLC also make voting and investment decisions with respect to GAPCO Management and GAPCO KG. Mr. Trahanas is a Managing Member of each of GAP LLC, GAPCO III and GAPCO IV, and a Vice President and Director of GAP Bermuda GenPar. GAP LP, GAP Bermuda, GAP-W International, GapStar, GAPCO III, GAPCO IV, GAPCO KG, GAP LLC, GAP Bermuda GenPar and GAPCO Management (collectively, the “GAP Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Mr. Trahanas disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The address of Mr. Trahanas and the GAP Group (other than GAP Bermuda, GAP Bermuda GenPar, GAP-W International, GAPCO KG and GAPCO Management) is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830. The address of GAP Bermuda, GAP Bermuda GenPar and GAP-W International is Clarendon House, Church Street, Hamilton, Bermuda. The address of GAPCO KG and GAPCO Management is c/o General Atlantic Partners GmbH, is Koenigsallee 62, 40212 Duesseldorf, Germany.
2.	Zolo LLC, a Delaware limited liability company, is the general partner of ABS Ventures VIII, L.P. The sole member and manager of Zolo LLC is Calvert Capital Caymans I L.L.C., a Delaware limited liability company, which is controlled by its managers, Bruns H. Grayson and R. William Burgess, Jr., who have voting and investment control over all shares held by ABS Ventures. Messrs. Grayson and Burgess disclaim beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address of ABS Ventures is 890 Winter Street, Suite 225, Waltham, MA 02451.

3.	Consists of 1,094,011 Ordinary Shares held by Federated Kaufmann Fund (“FKF”), a portfolio of Federated Equity Funds, and 5,600 Ordinary Shares held by Federated Kaufmann Fund II (“FKF II”), a portfolio of Federated Insurance Series. The advisor for both FKF and FKF II is Federated Equity Management Company of Pennsylvania (“FEMCPA”) which has delegated daily management of the respective fund’s assets to Federated Global Investment Management Corp. (“FGIMC”), as subadvisor. While the officers and directors of FEMCPA have dispositive power over the portfolio securities for both FKF and FKF II, they customarily delegate this dispositive power, and therefore the day to day dispositive decisions are made by the portfolio managers of FKF and FKF II, currently, Lawrence Auriana and Hans P Utsch. Messrs. Auriana and Utsch disclaim any beneficial ownership of the shares. With respect to voting power, both FKF and FKF II have delegated the authority to vote proxies to FEMCPA. FEMCPA has established a Proxy Voting Committee to cast proxy votes on behalf of both FKF and FKF II in accordance with proxy voting policies and procedures approved by FKF and FKF II, respectively.

4.	Consists of 994,356 Ordinary Shares held by Jerusalem Venture Partners L.P. and 89,711 Ordinary Shares held by Jerusalem Venture Partners (Israel) L.P. Jerusalem Partners L.P. is the general partner of Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) Management Ltd. is the general partner of Jerusalem Venture Partners (Israel) L.P. Mr. Erel Margalit is the Managing General Partner of Jerusalem Venture Partners L.P. and Jerusalem Venture Partners (Israel) L.P. The address of Jerusalem Venture Partners is 41 Madison Avenue, New York, New York 10010. Glen Schwaber, one of our directors, is a partner of Jerusalem Partners L.P., the general partner of Jerusalem Venture Partners L.P. Mr. Schwaber disclaims beneficial ownership of the Ordinary Shares beneficially owned by these entities except to the extent of his proportional interest therein.

5.	Consists of 457,500 Ordinary Shares and options to purchase 375,000 Ordinary Shares.
6.	Consists of 457,500 Ordinary Shares and options to purchase 375,000 Ordinary Shares.

7.	Consists of Ordinary Shares held by the GAP Group, as described above in footnote 1. Mr. Trahanas disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The address of Mr. Trahanas is c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830.

8.	Consists of 2,111,224 Ordinary Shares held by ABS Ventures VIII, L.P. Mr. Burgess, one of our directors, is a general partner in ABS Ventures and by virtue of his position may be deemed to have voting and investment power, and thus beneficial ownership, with respect to the shares held by ABS Ventures. Mr. Burgess disclaims beneficial ownership of the Ordinary Shares beneficially owned by ABS Ventures except to the extent of his proportional interest therein.

9.	Consists of 994,356 Ordinary Shares held by Jerusalem Venture Partners L.P. and 89,711 Ordinary Shares held by Jerusalem Venture Partners (Israel) L.P. Glen Schwaber, one of our directors, is a partner of Jerusalem Partners L.P., the general partner of Jerusalem Venture Partners L.P. Mr. Schwaber disclaims beneficial ownership of the Ordinary Shares beneficially owned by these entities except to the extent of his proportional interest therein.

Reporting Requirements
     We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors
Igal Rotem Chief Executive Officer August 11, 2004